The Channel Tunnel Group Limited
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
Telephone: 01303 273300
Fax: 01303 850360

France-Manche S.A.
140-144 boulevard Malesherbes
75017 Paris
Téléphone: 01 43 18 62 00
Fax: 01 43 18 62 49

Internet: www.eurotunnel.com

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

28 December 2001

Dear Sirs,

RE : Eurotunnel PLC (82-2999)/Eurotunnel SA (82-3000) : Rule 12g3 – 2 (b) under Securities Exchange Act, 1934

I enclose a recent announcement about a change of Chief Executive.

Yours faithfully,

D Leonard
Secretary

C:\DATA\WORD\Board\l-rule12g3-2(b)011228.doc

For release at 07.00 hrs **20 December 2001**

Richard Shirrefs to replace Philippe Lazare as Chief Executive of Eurotunnel Group

Philippe Lazare, Chief Executive of Eurotunnel Group, will step down from this position on 31 December 2001.

This decision is by mutual agreement with the Joint Board of Directors. It follows a difference of views on the management of the company.

Richard Shirrefs, who has been Chief Financial Officer of Eurotunnel since he joined the company in 1996, will succeed him as Chief Executive from 1 January 2002.

Charles Mackay, Chairman of the Joint Board of Eurotunnel, said "We are grateful for all that Philippe has contributed to the Group during the past 14 months and wish him every success in his future career. Richard has done an outstanding job as Chief Financial Officer and has the unanimous support of the Joint Board as our new Chief Executive."

ENDS

Media Enquiries:

Kevin Charles, Media Relations Manager

Eurotunnel Press Office tel: 01303 288737
01303 288728
e-mail: press.uk@eurotunnel.com

Investor Enquiries:

Steve Dixon, Investor Relations tel: 01303 283748

Eurotunnel internet site www.eurotunnel.com

News Release No. 777